Exhibit 99.1

NEWS RELEASE

NEWS RELEASE: via
The Canadian Custom Disclosure Network and SEDAR

NORTH AMERICAN ENERGY PARTNERS APPOINTS A CHIEF
FINANCIAL OFFICER AND A VICE PRESIDENT OF FINANCE

Acheson, Canada, December XX, 2007/CCNMatthews/ - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced the appointments of Peter Dodd as Chief Financial Officer and David Blackley as Vice President, Finance, reporting to Peter.  Peter and David will join NAEP’s senior executive team and will add to the Company’s capabilities in the areas of finance, accounting and internal controls.  In particular, they will oversee the continuing implementation of the Company’s financial control systems and support strategic initiatives as the Company continues to adapt to very high rates of growth serving its customers in the Canadian oil sands and other resource and industrial and construction sectors.  The Company’s recently released second quarter results showed over 70% growth in both revenue and EBITDA compared to the same period last year.

“We are delighted to welcome these two exceptional individuals to NAEP,” said Rod Ruston, President and CEO.  “You need the best people in key positions to sustain the high growth we are experiencing.  Peter and David have the capability to ensure the necessary financial controls and systems are in place to assist in the drive for further profitable growth in the business.”

Peter Dodd has over 25 years experience in strategic business planning, corporate finance and investment banking and in addition to the VP Finance, the Treasury, Investor Relations, Internal Audit and Company Secretarial/Legal functions will report to him.  Prior to joining NAEP, he served as Director of Strategy and Development for CSR Ltd, an Australian-based conglomerate with sugar, building products, aluminum and property divisions.  Previously, he was Managing Director and Global Head of Corporate Finance for ABN AMRO in London, England, where he managed corporate finance teams in 23 countries.  He has also served as Executive Director in M&A for UBS Warburg in Australia.  A PhD in Accounting and Finance, Peter served as Dean and Managing Director of the Australian Graduate School of Management, a world recognized business school serving both the University of New South Wales and the University of Sydney.

NEWS RELEASE

David Blackley brings to NAEP extensive experience leading accounting and financial reporting teams and overseeing the design and implementation of internal financial controls and processes.  He will be responsible for all controllership and taxation functions including the implementation and sustainment of SOX controls.  David comes to NAEP from Lafarge Canada Inc. where he served as Vice President Finance of the North American Aggregates and Concrete division.  Mr. Blackley began his career in 1987 as an auditor with Price Waterhouse, eventually becoming Assistant Manager (Audit).  He went on to serve in finance roles with several companies including TriWaste Reduction Services Inc., Newalta Corporation, Mark Products and Northland Energy Corporation in progressively more senior positions.  A Chartered Accountant, Mr. Blackley holds a Bachelor of Commerce from Rhodes University in South Africa.

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North American Energy Partners Inc. (www.nacg.ca) is one of the largest providers of mining and site preparation, piling and pipeline installation services in western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The company maintains one of the largest independently owned equipment fleets in the region.

EBITDA is not a recognized measure under generally accepted accounting principles and does not have a standardized meaning prescribed by generally accepted accounting principles, and computations of this measure may vary from others in our industry.  We generally provide a reconciliation of EBITDA to net income in our management’s discussion and analysis.

For further information, please contact:	Kevin Rowand Investor Relations, Manager North American Energy Partners Inc. Phone: (780) 960-4531 Fax: (780) 960-7103 Email: krowand@nacg.ca